Mail Stop 3561

November 3, 2008

Ilia Lekach
Chief Executive Officer
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, FL 33179

  Re: **Adrenalina**
    Item 4.02 Form 8-K
    Filed October 8, 2008
    File No. 000-52675

Dear Mr. Lekach:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

    Sincerely,

    William J. Kearns
    Staff Accountant